Exhibit 99.1

NaaS Technology Inc. Reports Unaudited 2024 Third Quarter Financial Results

BEIJING, China, November 20, 2024 (PRNewswire) -- NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NaaS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Highlights for the Third Quarter of 2024:

•	Accomplished significant net profit milestone in the third quarter of 2024.
o	Non-IFRS net profit[1] in the third quarter of 2024 reached RMB20.6 million (US$2.9 million). IFRS net loss approached breakeven with a historical low of RMB8.3 million (US$1.2 million).
o	Gross profit margin reached a historical high of 57% for the third quarter of 2024.
•	Strategic business focus started to take effect with the core charging services business continuing to deliver robust growth.
o	Charging services revenue increased by 36% year over year for the third quarter of 2024, accounting for 95% of total revenue.
o	Charging services business continued to realize positive network effects that increased the proportion of orders with positive NTR[2] to a record high of 73% in the third quarter of 2024.
•	Continuous progress in AI-driven technology, with NaaS Energy Fintech (NEF) system strengthening our value proposition to users and charging operators within our ecosystem.
o	Number of transaction users through the Company’s platform was up by 34% year over year for the third quarter of 2024 and the cumulative number of connected chargers was up by 49% year over year for the third quarter of 2024, whilst sales expense decreased by 81% year over year for the third quarter of 2024, reflecting improved cost efficiency.
o	Deployment of the “Zhejiang Province Charging Infrastructure Governance and Supervision Service Platform” supports the Zhejiang provincial government to optimize EV charging supply/demand balance and signifies NEF’s both business and financial value.

"We reached a significant financial milestone in the third quarter of 2024, delivering a positive non-IFRS net profit for the first time," said Ms. Yang Wang, Chief Executive Officer of NaaS. "This accomplishment not only reflects our effectiveness in driving profitability but also marks a pivotal point in our growth strategy. By concentrating on our core charging services – which exhibit strong potential for profitability and growth – and leveraging our technology and data insights, we are actively enhancing the industry’s supply and demand connection. The surge in charging demand and the dispersed distribution of charging stations have heightened the market's need for AI-driven and digital charging solutions to allocate resources effectively. Our NaaS Energy Fintech system and ongoing upgrades empower charging operators to improve operational efficiency, making us an essential partner in their charging infrastructure development efforts. Through strategic focus and resource optimization technology, we are well-positioned to capitalize on market developments and drive the Company’s sustainable growth."

Mr. Steven Sim, Chief Financial Officer of NaaS, added, "In the third quarter of 2024, we made significant strides in profitability, achieving four consecutive quarters of gross margin improvement, culminating in a record high of 57%. This progress was propelled by our strategic focus on core charging services business and disciplined approach to efficiency enhancement and cost reduction, which have led to substantial decreases in operating costs through refined management and resource optimization. Moreover, by proactively discontinuing lower-margin offline businesses, we have significantly bolstered our financial health. These results demonstrate our commitment to disciplined financial management and delivering sustained value for our stakeholders."

[1]	Non-IFRS net profit was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss from net profit. Please refer to the section titled “Non-IFRS Financial Measures” for details.

[2]	NTR means Net Take Rate and measures NaaS’ return from transactions arising from its mobility connectivity services after adjusting for incentives which are paid to end-users through NaaS’ partnered platform in the form of discounts and promotions to boost the use of its network. NTR is calculated by taking NaaS’ gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. The result is then expressed as a percentage of the total transaction value.

Business Updates:

Strategy

1.	Highlighting AI-Driven Evolution in EV Charging at CIFTIS 2024

In September 2024, Ms. Yang Wang, Chief Executive Officer of NaaS, delivered a keynote speech at the 2024 China International Fair for Trade in Services (CIFTIS) during the UAE-Beijing Economic Forum. Her remarks emphasized China's accelerating transition from traditional fuel to electric vehicles and AI's pivotal role in reshaping the transportation energy landscape.

2.	Strategic Emphasis on Interconnectivity Charging Business and AI Innovations

In October 2024, NaaS announced a strategic emphasis on its interconnectivity charging business, leveraging AI technology and industry partnerships to accelerate ecosystem development on both the supply and demand sides of China's rapidly growing electric vehicle charging industry. The company is expanding its charging station network by attracting local operators with advanced AI-powered services. NaaS has made significant investments in developing neural network algorithms to optimize charging efficiency and elevate the user experience. The NEF (NaaS Energy Fintech) system, introduced last year, employs advanced AI algorithms to intelligently manage site selection for charging stations, revenue assessments, operational scheduling, maintenance, and more.

Ecosystem

1.	Participation in Zhejiang Province's Charging Infrastructure Governance and Regulatory Service Platform

In July 2024, NaaS participated in the development and launch of the "Zhejiang Province Charging Infrastructure Governance and Regulatory Service Platform." This platform utilizes real-time data to achieve a scientifically planned layout of charging infrastructure. It optimizes existing charging facilities, enhances the matching efficiency between supply and demand for new energy vehicle charging, and effectively promotes high-quality development of the charging infrastructure industry in Zhejiang Province. This initiative further advances major actions such as promoting new energy vehicles in rural areas.

2.	Strategic Cooperation with FAW-Volkswagen and IM Motors

In August 2024, NaaS announced a deep cooperation with FAW-Volkswagen in the field of charging services. Together with its strategic partner Kuaidian, NaaS is sharing a nationwide network of quality public charging stations and services to provide intelligent, efficient, and convenient charging experiences for FAW-Volkswagen new energy vehicle owners. On September 26, 2024, NaaS entered a strategic partnership with IM Motors, an electric vehicle joint venture among Alibaba, SAIC Motor, and Zhangjiang Hi-Tech. This collaboration significantly expands NaaS' automotive ecosystem partnerships, leveraging its extensive nationwide charging network to offer IM Motors’ customers enhanced service features.

3.	Partnership with Leading Charging Station Operator in Fujian Province

In October 2024, NaaS announced a strategic partnership with a leading regional charging station operator in Fujian Province. This collaboration will integrate over 100 charging stations and more than 1,600 DC fast chargers into NaaS' strategic partner Kuaidian's charging service network. The partnership focuses on charging facility interconnectivity, targeted traffic guidance, and seamless payments, enhancing the availability and convenience of charging services in the region.

4.	Expansion in charger connections to enhance supply-side infrastructure

In October 2024, NaaS announced that as of September 30, 2024, the Company has connected approximately 1.15 million chargers to its charging network. The rapid expansion in the charging network underscores the Company’s dedication to enhancing China’s supply-side infrastructure and providing efficient, accessible EV charging solutions nationwide.

ESG

1.	Participation in China's First Carbon Inclusive City Cooperation Alliance

In July 2024, at the Hubei Carbon Market’s 10th anniversary event, China's first Carbon Inclusive City Cooperation Alliance was officially established. As a green and low-carbon scenario provider for new energy vehicle charging services, NaaS joined the alliance as an inaugural member. The alliance includes 32 enterprises such as Tencent, Alipay, Amap, and China Merchants Bank, covering carbon-inclusive managers and platform operators in multiple cities including Beijing, Shanghai, Guangzhou, and Shenzhen.

2.	Release of 2023 Environmental, Social, and Governance Report

In August 2024, NaaS released its 2023 Environmental, Social, and Governance report. The report outlines NaaS' progress toward its long-term ESG goals, central to the company's vision and mission. It details strategic initiatives to weave sustainability into various sectors, aligned with its vision to "Empower the World with Green Energy." The report highlights the Company's innovative business model driving energy transitions, efforts toward green and low-carbon development, and strategies to sustainably rejuvenate rural areas.

3.	Joining the China ESG Alliance as the First Member in EV Charging Service Sector

In October 2024, NaaS announced that it joined the China ESG Alliance as the first member from China's electric vehicle charging sector. This strategic move underscores NaaS' dedication to advancing sustainable practices and enhancing green, low-carbon initiatives across the industry. "Joining the China ESG Alliance is a pivotal step for NaaS as we continue to drive sustainable practices across our entire operation," stated Ms. Yang Wang, Chief Executive Officer of NaaS.

2024 Third Quarter Financial Results

Revenues

Total revenues reached RMB44.4 million (US$6.3 million) for the third quarter of 2024. During this quarter, charging services revenues reached RMB42.4 million (US$6.0 million) with a growth rate of 36% year over year. Meanwhile, our strategy to move away from low margin energy solution projects resulted in a reduction of energy solutions revenues by 99% year over year to RMB0.6 million (US$0.1 million). Overall, the reduction of revenues from low margin energy solution projects contributed to the 55% reduction in total revenues year over year despite the robust growth in both our charging services revenues and new initiatives revenues.

The 36% growth in charging services revenues year over year was mainly attributable to steady growth in GTR3 and NTR for NaaS’ charging services, as its market presence and network strengths began to deliver tangible benefits. Charging volume and number of orders transacted through NaaS’ network reached 1,284 GWh and 52.8 million, respectively, in the third quarter of 2024, while the proportion of orders with positive NTR increased to 73%. These factors contributed to an increase in revenue generated from its charging services. NaaS offers platform-based incentives to end-users to boost the use of its network. Charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB109.2 million (US$15.6 million) and RMB82.9 million for the third quarter of 2024 and 2023, respectively.

The decrease in energy solutions revenues by 99% year over year was primarily attributable to our strategy to shift away from low margin and infrequent energy solutions projects.

New initiatives revenues were RMB1.5 million (US$0.2 million) for the third quarter of 2024, representing an increase of 71% year over year. This growth was primarily driven by the Company’s efforts to derive new sources of income from promotion services over its charging services network.

Cost of revenues, gross profit and gross margin

Total cost of revenues decreased 73% year over year to RMB19.3 million (US$2.8 million) for the third quarter of 2024. We have reduced costs by a greater margin to revenue growth as less resources were deployed for energy solution projects with lower margins.

The robust performance of our charging services business drove a record-high gross margin of 57%. Our gross profit for the third quarter of 2024 was RMB25.2 million (US$3.6 million) as compared to RMB28.6 million in the same period 2023.

Operating expenses

Total operating expenses decreased by 70% year over year to RMB83.3 million (US$11.9 million) for the third quarter of 2024. Total non-IFRS operating expenses4 decreased by 67% year over year to RMB68.4 million (US$9.7 million) for the third quarter of 2024. Operating expenses as a percentage of revenues decreased year over year to 187% for the third quarter of 2024 from 279% for the third quarter of 2023, while non-IFRS operating expenses as a percentage of revenues decreased year over year to 154% for the third quarter of 2024 from 211% for the third quarter of 2023, mainly due to the optimization in operations.

[3]	GTR means Gross Take Rate and is calculated as the percentage of NaaS’ commission income derived from the gross transaction value at charging stations, indicating the Company's share of charging stations’ gross income.

[4]	Non-IFRS operating expenses were arrived at after excluding share-based compensation expenses from operating expenses. Please refer to the section titled “Non-IFRS Financial Measures” for details.

Selling and marketing expenses decreased by 81% year over year to RMB29.7 million (US$4.2 million) for the third quarter of 2024. The decrease was mainly attributable to reduction in incentives to end-users as on-going enhancements in our service enable us to lessen the reliance on user subsidies to induce usage. Costs associated with excess incentives to end-users recorded as selling and marketing expenses were RMB16.0 million (US$2.3 million) for the third quarter of 2024, compared with RMB78.0 million in the same period of 2023. The significant reduction in these costs was attributable to the realization of network benefits and continuous enhancement in our service which enabled the Company to manage platform-based incentives as a percentage of the commission fees it generated through its charging services more effectively.

Administrative expenses decreased by 52% year over year to RMB48.7 million (US$6.9 million) for the third quarter of 2024. The decrease was primarily due to the optimization of the Company’s organizational and operational structure.

Research and development expenses decreased by 72% year over year to RMB4.9 million (US$0.7 million) for the third quarter of 2024 as the Company refines the balance of resources dedicated to technical developments.

Finance costs

Finance costs were RMB5.5 million (US$0.8 million) for the third quarter of 2024.

Income tax

Income tax benefits were RMB59.5 million (US$8.5 million) for the third quarter of 2024, compared with income tax expenses of RMB2.3 million for the same period of 2023 as we materialize tax benefits from certain operating entity that turned profitable.

Net loss and non-IFRS net profit attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB7.7 million (US$1.1 million) for the third quarter of 2024, compared with a net loss attributable to ordinary shareholders of RMB366.9 million for the same period in 2023. Non-IFRS net profit5 attributable to ordinary shareholders was RMB21.2 million (US$3.0 million) for the third quarter of 2024, compared with non-IFRS net loss attributable to ordinary shareholders of RMB175.7 million for the same period in 2023. Net margin for the third quarter of 2024 was negative 17%, compared with negative 371% for the same period of 2023. Non-IFRS net margin for the third quarter of 2024 was 48%, compared with negative 178% for the same period of 2023. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS measures” for details.

Conference Call Information

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern time on November 20, 2024 (9:00 PM Beijing/Hong Kong time on November 20, 2024).

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

[5]	Non-IFRS net profit was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss from net profit. Non-IFRS net margin was calculated by dividing non-IFRS net profit by total revenue. Please refer to the section titled “Non-IFRS Financial Measures” for details.

Participant Online Registration:

https://dpregister.com/sreg/10194471/fdf6d1042c

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 27, 2024, by dialing the following telephone numbers:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	6398178

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net profit, non-IFRS net margin and non-IFRS operating expenses in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period and effects certain instruments convertible to the Company's equity. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the IFRS and non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy assets' lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Continuing operations
Revenues
Charging services revenues	31,258	42,369	6,038	81,648	135,106	19,253
Energy solutions revenues	66,787	556	79	87,754	15,100	2,152
New initiatives revenues	890	1,523	217	2,972	5,526	787
Total revenues	98,935	44,448	6,334	172,374	155,732	22,192

Cost of revenues	(70,383)	(19,298)	(2,750)	(120,778)	(94,927)	(13,527)
Gross profit	28,552	25,150	3,584	51,596	60,805	8,665

Operating expenses
Selling and marketing expenses	(157,909)	(29,697)	(4,232)	(309,630)	(149,359)	(21,283)
Administrative expenses	(100,800)	(48,674)	(6,936)	(407,482)	(222,602)	(31,721)
Research and development expenses	(17,314)	(4,920)	(701)	(36,327)	(37,697)	(5,372)
Total operating expenses	(276,023)	(83,291)	(11,869)	(753,439)	(409,658)	(58,376)

Other gains, net	4,484	7,964	1,135	11,445	22,246	3,170

Operating loss	(242,987)	(50,177)	(7,150)	(690,398)	(326,607)	(46,541)
Fair value changes of convertible instruments	(120,400)	(19,851)	(2,829)	(120,400)	(27,648)	(3,940)
Fair value changes of financial instruments at fair value through profit or loss	(585)	6,464	921	14,546	(59,127)	(8,426)
Finance costs	(8,262)	(5,466)	(779)	(22,529)	(28,614)	(4,077)
Loss before income tax	(372,234)	(69,030)	(9,837)	(818,781)	(441,996)	(62,984)
Income tax	(2,267)	59,513	8,481	(511)	66,708	9,506
Loss from continuing operations	(374,501)	(9,517)	(1,356)	(819,292)	(375,288)	(53,478)

Profit from discontinued operations	9,308	1,205	172	10,070	3,801	542
Net loss	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)
Net loss attributable to:
Equity holders of the Company	(366,863)	(7,684)	(1,095)	(811,183)	(370,553)	(52,803)
Non-controlling interests	1,670	(628)	(89)	1,961	(934)	(133)
	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.166)	(0.004)	(0.001)	(0.369)	(0.144)	(0.021)
Diluted	(0.166)	(0.004)	(0.001)	(0.369)	(0.144)	(0.021)

Basic and diluted loss per ADS for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(33.295)	(0.705)	(0.100)	(73.850)	(28.828)	(4.108)
Diluted	(33.295)	(0.705)	(0.100)	(73.850)	(28.828)	(4.108)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.163)	(0.003)	(0.000)	(0.366)	(0.142)	(0.020)
Diluted	(0.163)	(0.003)	(0.000)	(0.366)	(0.142)	(0.020)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(32.616)	(0.571)	(0.081)	(73.119)	(28.446)	(4.054)
Diluted	(32.616)	(0.571)	(0.081)	(73.119)	(28.446)	(4.054)

Weighted average number of ordinary shares outstanding-basic	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746
Weighted average number of ordinary shares outstanding-diluted	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746

Net loss	(365,193)	(8,312)	(1,184)	(809,222)	(371,487)	(52,936)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	(4,363)	20,433	2,912	(25,979)	(23,657)	(3,371)
Currency translation differences	(1,258)	(5,259)	(750)	(1,583)	(2,996)	(427)
Other comprehensive (loss)/income, net of tax	(5,621)	15,174	2,162	(27,562)	(26,653)	(3,798)
Total comprehensive (loss)/income	(370,814)	6,862	978	(836,784)	(398,140)	(56,734)
Total comprehensive (loss)/income attributable to:
Equity holders of the Company	(372,484)	7,490	1,067	(838,745)	(397,206)	(56,601)
Non-controlling interests	1,670	(628)	(89)	1,961	(934)	(133)
	(370,814)	6,862	978	(836,784)	(398,140)	(56,734)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2023	September 30, 2024
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	436,242	127,861	18,220
Trade receivables	73,144	79,562	11,337
Contract assets	77,684	—	—
Financial assets at fair value through profit or loss	70,164	9,155	1,305
Inventories	22,458	4,149	591
Prepayments, other receivables and other assets	436,377	461,244	65,727
Other financial assets	27,898	237,733	33,877
Assets classified as held for sale	—	54,940	7,829
Total current assets	1,143,967	974,644	138,886
Non-current assets
Right-of-use assets	14,026	9,369	1,335
Financial assets at fair value through profit or loss	34,788	31,926	4,550
Financial assets at fair value through other comprehensive income	104,970	195,337	27,835
Other financial assets	100,718	—	—
Investments accounted for using equity method	267	267	38
Property, plant and equipment	4,378	2,844	405
Intangible assets	13,320	2,521	359
Goodwill	40,085	—	—
Deferred tax assets	—	67,423	9,608
Other non-current assets	8,580	3,545	505
Total non-current assets	321,132	313,232	44,635
Total assets	1,465,099	1,287,876	183,521
LIABILITIES AND EQUITY
Current liabilities
Borrowings	72,953	821,724	117,095
Current lease liabilities	7,154	4,404	628
Trade payables	152,066	149,970	21,371
Income tax payables	19,170	19,239	2,741
Convertible bonds	272,684	268,558	38,269
Other payables and accruals	293,003	185,919	26,493
Liabilities relating to assets classified as held for sale	—	35,578	5,070
Total current liabilities	817,030	1,485,392	211,667
Non-current liabilities
Non-current lease liabilities	6,936	5,518	786
Borrowings	681,821	15,167	2,161
Deferred tax liabilities	2,917	1,423	203
Total non-current liabilities	691,674	22,108	3,150
Total liabilities	1,508,704	1,507,500	214,817
EQUITY
Share capital	165,183	184,733	26,324
Subscription receivable	(4,696)	(4,696)	(669)
Warrant outstanding	—	29,587	4,216
Additional paid in capital	7,196,341	7,371,480	1,050,428
Other reserves	(65,699)	(92,353)	(13,160)
Accumulated losses	(7,338,168)	(7,708,721)	(1,098,484)
Non-controlling interests	3,434	346	49
Total equity	(43,605)	(219,624)	(31,296)
Total equity and liabilities	1,465,099	1,287,876	183,521

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company to Net loss attributable to the ordinary shareholders of the Company

Net loss attributable to the ordinary shareholders of the Company	(366,863)	(7,684)	(1,095)	(811,183)	(370,553)	(52,803)
Add: Share-based compensation expenses	70,160	15,534	2,213	319,348	138,791	19,778
Fair value changes of convertible instruments	120,400	19,851	2,829	120,400	27,648	3,940
Fair value changes of financial assets at fair value through profit or loss	585	(6,496)	(925)	(14,546)	59,066	8,416
Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company	(175,718)	21,205	3,022	(385,981)	(145,048)	(20,669)

Basic and diluted earnings/loss per share for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.078)	0.008	0.001	(0.174)	(0.056)	(0.008)
Diluted	(0.078)	0.004	0.001	(0.174)	(0.056)	(0.008)

Basic and diluted earnings/loss per ADS for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(15.622)	1.574	0.224	(34.792)	(11.135)	(1.587)
Diluted	(15.622)	0.877	0.125	(34.792)	(11.135)	(1.587)

Weighted average number of ordinary shares outstanding-basic	2,249,586,003	2,693,665,713	2,693,665,713	2,218,815,732	2,605,322,746	2,605,322,746
Weighted average number of ordinary shares outstanding-diluted	2,249,586,003	4,837,957,744	4,837,957,744	2,218,815,732	2,605,322,746	2,605,322,746

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2023	September 30, 2024		September 30, 2023	September 30, 2024
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	(70,383)	(19,298)	(2,750)	(120,778)	(94,927)	(13,527)
Share-based compensation expenses	2,853	640	91	6,568	5,689	811
Non-IFRS cost of revenues	(67,530)	(18,658)	(2,659)	(114,210)	(89,238)	(12,716)

Selling and marketing expenses	(157,909)	(29,697)	(4,232)	(309,630)	(149,359)	(21,283)
Share-based compensation expenses	36,037	521	74	44,295	24,612	3,507
Non-IFRS selling and marketing expenses	(121,872)	(29,176)	(4,158)	(265,335)	(124,747)	(17,776)

Administrative expenses	(100,800)	(48,674)	(6,936)	(407,482)	(222,602)	(31,721)
Share-based compensation expenses	32,165	12,977	1,849	265,654	98,570	14,046
Non-IFRS administrative expenses	(68,635)	(35,697)	(5,087)	(141,828)	(124,032)	(17,675)

Research and development expenses	(17,314)	(4,920)	(701)	(36,327)	(37,697)	(5,372)
Share-based compensation expenses	(895)	1,396	199	2,831	9,920	1,414
Non-IFRS research and development expenses	(18,209)	(3,524)	(502)	(33,496)	(27,777)	(3,958)

Operating loss	(242,987)	(50,177)	(7,150)	(690,398)	(326,607)	(46,541)
Share-based compensation expenses	70,160	15,534	2,213	319,348	138,791	19,778
Non-IFRS operating loss	(172,827)	(34,643)	(4,937)	(371,050)	(187,816)	(26,763)

NAAS TECHNOLOGY INC.

SUPPLEMENTARY DATA — UNAUDITED QUARTERLY FINANCIAL DATA

The following tables present certain unaudited consolidated quarterly financial information for each of the six quarters in the eighteen months ended June 30, 2024. This quarterly information has been prepared on the same basis as the Unaudited Consolidated Statements of Loss and Other Comprehensive Loss and includes all adjustments necessary to state fairly the information for the periods presented.

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	RMB	RMB	RMB	RMB
Continuing operations
Total revenues	36,161	37,278	98,935	60,989	56,259	55,025

Gross profit	6,114	16,930	28,552	11,593	14,556	21,099

Loss from continuing operations	(109,655)	(335,136)	(374,501)	(474,739)	(227,109)	(138,662)
Profit/(loss) from discontinued operations	—	762	9,308	(23,190)	(623)	3,219
Net loss	(109,655)	(334,374)	(365,193)	(497,929)	(227,732)	(135,443)

Basic and diluted loss per share for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.050)	(0.152)	(0.166)	(0.199)	(0.091)	(0.053)
Diluted	(0.050)	(0.152)	(0.166)	(0.199)	(0.091)	(0.053)

Basic and diluted loss per ADS for loss from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(9.982)	(30.339)	(33.295)	(39.873)	(18.106)	(10.635)
Diluted	(9.982)	(30.339)	(33.295)	(39.873)	(18.106)	(10.635)

Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.050)	(0.151)	(0.163)	(0.208)	(0.091)	(0.052)
Diluted	(0.050)	(0.151)	(0.163)	(0.208)	(0.091)	(0.052)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(9.982)	(30.296)	(32.616)	(41.636)	(18.129)	(10.370)
Diluted	(9.982)	(30.296)	(32.616)	(41.636)	(18.129)	(10.370)

Weighted average number of ordinary shares outstanding-basic	2,196,978,125	2,209,304,961	2,249,586,003	2,381,259,279	2,508,694,151	2,612,637,572
Weighted average number of ordinary shares outstanding-diluted	2,196,978,125	2,209,304,961	2,249,586,003	2,381,259,279	2,508,694,151	2,612,637,572

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
(In thousands)	RMB	RMB	RMB	RMB	RMB	RMB
Reconciliation of Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company to Net loss attributable to the ordinary shareholders of the Company
Net loss attributable to the ordinary shareholders of the Company	(109,655)	(334,665)	(366,863)	(495,730)	(227,399)	(135,470)
Add: Share-based compensation expenses	20,940	228,248	70,160	79,728	80,316	42,941
Fair value changes of convertible instruments	—	—	120,400	(3,880)	7,790	7
Fair value changes of financial assets at fair value through profit or loss	(13,571)	(1,560)	585	102,065	12,928	52,634
Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company	(102,286)	(107,977)	(175,718)	(317,817)	(126,365)	(39,888)